May 1, 2024

Becky Chow

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Form 10-K filed on April 01, 2024
File No. 001-40615

Dear Ms. Chow:

By letter dated April 17, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing Inc. (the “Company,” “QCi,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K filed April 01, 2024 (the “10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K filed on April 01, 2024

Consolidated Statement of Operations, page F-4

1.	It appears that cost of revenue is being presented exclusive of depreciation and amortization while you are presenting a gross profit on the face of your Consolidated Statement of Operations. If an amount of the depreciation and amortization should be allocated to cost of revenue and is material, please revise to include such amounts in the cost of revenue section. Alternatively, if you elect to exclude the amortization and depreciation from cost of revenue, you must also remove the measures of gross profit and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB topic 11.B.

Response: The Company does not exclude depreciation and amortization from cost of revenue. Depreciation and amortization expense are included in manufacturing overhead, which is a component of cost of revenue. However, at the present time manufacturing overhead, including depreciation and amortization expense related to production equipment, is not material and the primary components of cost of revenue are direct labor and direct materials, with a small amount of shipping expenses. Therefore, the disclosures in SAB Topic 11.B are not required. We will revise our disclosures relating to cost of revenue in future filings to clarify that depreciation and amortization expenses are included.

Notes to Consolidated Financial Statements

Note 1 – Nature of the Organization and Business, page F-8

2.	Please disclose your software development costs capitalization policy for internal-use and external-use software in your future filings. Refer to ASC 350-40-15-2 to 15-5 and 985-20. In addition, if some or all of the software cost are within the scope of ASC 985-20, the amortization expense of capitalized software costs shall be charged to cost of sales.

Response: The Company has disclosed in the 10-K that research and development costs are expensed as incurred, and we intended that disclosure to apply to software development. Our policy is that development costs incurred subsequent to the establishment of technological feasibility for software intended to be sold, licensed or otherwise marketed to customers will be capitalized, but development costs not meeting the criteria for capitalization are expensed as incurred. With respect to internal use software, the Company will capitalize such development costs incurred during the application development stage. However, to date the Company has not incurred any material capitalizable development costs. The Company will disclose this policy in greater detail in our future filings.

Net Loss Per Share, page F-11

3.	Please provide the disclosures required by ASC 260-10-50 for the computation of basic and diluted loss per share for each period presented. The disclosures are to include the number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future but that were not included in the computation of diluted loss per shares because to do so would have been anti-dilutive for the periods presented. It appears you include potential anti-dilutive shares in your diluted loss per share calculation. Refer to ASC 260-10-+45-18. In addition, the warrants that have an exercisable at $0.0001 (i.e. Issuance date June 16, 2022) should be accounted for in accordance with ASC 260-10-45-13.

Response: The types of shares included in the dilution calculation included common shares, convertible preferred shares, stock options and warrants. In reviewing our disclosures, we determined that we inadvertently included anti-dilutive securities in the dilution calculation and did not make the appropriate disclosures per ASC 260-10-50. We will update our calculations and the associated disclosure for inclusion in future filings as follows:

“Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the “If-Converted” method), unless the effect of such issuances would have been anti-dilutive.

The following table sets forth the computation of basic and diluted loss per share attributable to common stockholders (in thousands, except share and per share data):

	For the Years Ended
	December 31,
	2023	2022
Numerator:
Net loss attributable to common stockholders – basic and diluted	$(29,731)	$(38,594)
Denominator
Basic weighted average common stock outstanding	66,565,131	36,680,370
Diluted weighted average common stock outstanding	66,565,131	36,680,370
Basic EPS	(0.45)	(1.05)
Diluted EPS	$(0.45)	$(1.05)

In periods with a reported net loss, the effect of anti-dilutive stock options, unvested restricted common stock and warrants are excluded and diluted loss per share is equal to basic loss per share. Due to a net loss in the years ended December 31, 2022 and 2023, there were therefore no dilutive securities and hence basic and diluted EPS were the same. The following is a summary of the weighted average common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive:

	For the Years Ended
	December 31,
	2023	2022
Warrants	6,052,689	3,975,764
Options	12,280,248	6,802,572
Unvested restricted common stock	1,192,142	-
Total potentially dilutive shares	19,525,078	10,778,336

As for the warrants that are exercisable at $0.0001 and issued on June 16, 2022 (the “QPhoton Warrants”), further to them being anti-dilutive in the loss per share calculation in accordance with the above discussion on ASC 260-10-50, even if the Company was not in a net loss position, the QPhoton Warrants would not be included in the calculation of diluted loss per share as they have a contingent condition that has not been met, in accordance with ASC 260-10-45-13. Per subsection “Warrants” on page F-21 under Note 10 (Stock Based Compensation), “Those warrants are exercisable when and if stock options and warrants issued and outstanding as of June 15, 2022, are exercised.” To date, no such underlying stock options and warrants have been exercised to lift the contingency on the QPhoton Warrants. The Company believes that the error noted above in calculating EPS is neither qualitatively nor quantitatively material and therefore the Company proposes to correctly calculate and disclose EPS, basic and diluted, in future filings.

4.	Please clarify how you calculated the weighted-average number of common shares outstanding. Refer to ASC 260-10-415-10. It appears that you are using the ending balance instead of an weighted-average number. If true, please tell us whether a restated amount is material to your financial statements and an amendment is necessary. If the correction is not material, please revise in future filings.

Response: Upon review of our disclosure in light of Staff’s comment, we determined that we calculated incorrectly by using the ending balance of shares outstanding instead of a weighted average of shares outstanding during the year, despite our note in the disclosure (“Net loss per share is based on the weighted average number of common shares and common share equivalents outstanding during the period.”) We have calculated the weighted average shares (basic and diluted) as 66,565,131 shares, a decrease of 10,886,225 shares vs the ending balance of 77,451,356 shares, as reported, resulting in an increased loss per share of $0.45 as compared to the reported $0.38 basic loss per share and $0.31 diluted loss per share. We do not believe that the difference is material to the presentation of our financial statements as the change would not be viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Accordingly, the Company has determined that an amendment is not necessary. We will revise the calculation and related disclosures in future filings, including exclusion of anti-dilutive shares from the computation of diluted net loss per common share.

Note 12 – Operating Leases, page F-21

5.	You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise in future disclosures to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20. In addition, please provide the disclosures outlined in ASC 842-20-50 in future filings.

Response: We have concluded that the implicit interest rate in our leases are not readily determinable and will expand our disclosure accordingly in future filings, including providing the disclosures outlined in ASC 842-20-50, such as options to extend, cash payments relating to operating leases and the basis for selecting the discount rate.

Note 9 – Capital Stock:

Warrants, Page F-21

6.	We note that your [sic] disclosed: “[i]n connection with the QPhoton merger on June 16, 2022, the Company issued warrants to purchase 6,325,503 shares of the Company’s common stock” Meanwhile, on page F-12, you also disclosed: “[t]he total shares of Company Common Stock offered for QPhoton was 36,600,82, [sic] which… all 7,028,337 warrants to purchase Common Stock are eventually exercised.” In this regard, please clarify how many warrants you have issued in connection with the QPhoton merger on June 16, 2022.

Response: The total merger consideration for the QPhoton merger consisted of 36,600,823 total shares of common stock on an as-converted basis, including 7,028,337 warrants (the “QPhoton Warrants”) to purchase common stock at an exercise price of $0.0001 per share. The merger consideration was to be granted to the three stockholders of QPhoton, in exchange for their QPhoton shares. However, one of the three QPhoton shareholders rejected the merger consideration and commenced litigation in Delaware Chancery Court, and to date that litigation (the existence and status of which has been fully disclosed) has not been resolved. Accordingly, as of the reporting date, we had only issued 6,325,503 of the QPhoton Warrants. We will clarify this point in our future filings.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Christopher Boehmler

Principal Financial Officer and Principal Accounting Officer

Quantum Computing Inc.

5 Marine View Plz, Ste 214

Hoboken, NJ 07030

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